ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Thomas R. Hiller T +1 617 951 7439 thomas.hiller@ropesgray.com

July 18, 2023

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. Jeffrey Long

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On July 13, 2023, Jeffrey Long (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas Hiller and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Registrant, regarding Registrant’s report on Form N-CSR filed under the Investment Company Act of 1940, as amended (“1940 Act”) for the period ended February 28, 2023. Responses to the comments are set forth below.

General

1.

The Staff notes that Registrant’s response to Item 11(b) of Form N-CSR states that “[t]here were no changes in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” (emphasis added) The Staff notes that Item 11(b) of Form N-CSR requires a registrant to disclose changes in its internal control over financial reporting that occurred “during the period covered by [the] report.” Please update the Registrant’s response to conform with the Form N-CSR requirement.

Securities and Exchange Commission	- 2 -	July 18, 2023

Response: The Registrant will make this change in future filings.

GMO Multi-Sector Fixed Income Fund

2.

The Staff notes that GMO Multi-Sector Fixed Income Fund’s portfolio turnover rate was 326% for the fiscal year ended February 28, 2023 and has been higher than 200% in each of the prior four fiscal years. Please explain whether active and frequent trading is part of the Fund’s investment strategy and if so, please consider whether portfolio turnover risk should be included as a principal risk in the Fund’s prospectus.

Response: Multi-Sector Fixed Income Fund (“MSFI”) typically obtains exposure to agency mortgages through the to-be-announced (“TBA”) market. A TBA purchase commitment is a security that is purchased or sold for a fixed price and the underlying securities are announced at a future date. The seller does not specify the particular securities to be delivered. Instead, MSFI would agree to accept any security that meets specified terms in the TBA. For example, in a TBA mortgage-backed security transaction, MSFI agrees upon the issuer, interest rate and terms of the underlying mortgages. The seller would not identify the specific underlying mortgages until it issues the security. As an alternative to settling the TBA and acquiring the individual mortgage pools that ultimately comprise the TBA (and incurring the costs associated with such transactions), MSFI usually rolls its TBA obligations on a monthly basis. MSFI’s practice of rolling its TBA obligations increases its portfolio turnover, because each monthly rollover is considered a purchase/sale transaction despite not materially changing its investment exposure. Given the significant percentage that agency mortgages comprise of the MSFI’s benchmark (27% of the Bloomberg U.S. Aggregate Index as of June 30, 2023), MSFI’s TBA exposure can be material and thus contribute significantly to higher portfolio turnover calculations. The Registrant does not consider frequent trading to be part of MSFI’s investment strategy nor portfolio turnover risk a principal risk of investing in MSFI.

GMO Alternative Allocation Fund, GMO Quality Fund, GMO Quality Cyclicals Fund

3.

The Staff notes that while GMO Alternative Allocation Fund, GMO Quality Fund and GMO Quality Cyclicals Fund are identified as “non-diversified” investment companies under the 1940 Act, they appeared to be operating as “diversified” investment companies as of February 28, 2023. To extent they have been operating as “diversified” investment companies continuously for more than three years, please confirm that each Fund will obtain shareholder approval before again operating as a “non-diversified” investment company.

Response: After operating as “diversified” investment companies for three consecutive years, each of GMO Quality Fund and GMO Quality Cyclicals Fund recently updated the disclosure in its prospectus dated June 30, 2023 to reflect its status as a “diversified” investment company. The Registrant hereby confirms that GMO Quality Fund and GMO Quality Cyclicals Fund will not resume operation as “non-diversified” investment companies going forward unless they obtain shareholder approval. As of the date of its most recent prospectus, GMO Alternative Allocation Fund had not operated as a “diversified” investment company continuously for more than three years and, accordingly, continues to identify itself as a “non-diversified” investment company.

Securities and Exchange Commission	- 3 -	July 18, 2023

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Very truly yours,

/s/ THOMAS R. HILLER
Thomas R. Hiller

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC